CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This code of conduct (“Code”) applies to everyone at Renaissance Oil Corp. ("we" or the “Company”), including employees, officers, consultants, and board members regardless of their position in our organization, at all times and everywhere we do business.  References in this Code to the Company mean the Company and any of its subsidiaries.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which everyone at the Company is expected to comply.

We require the highest standards of professional and ethical conduct from our employees, officers, consultants, and directors.  Our reputation for honesty and integrity is important for the success of our business.  No violations of laws or regulations, or unscrupulous dealings will be tolerated.

We aim for our business practices to be compatible with, and sensitive to, the economic and social priorities of each location in which we operate.  Although customs vary from country to country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.

In addition to following this Code, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws.  This Code is not a complete code of conduct.  It sets forth general principles and does not supersede the specific policies and procedures, such as the Company’s Disclosure Policy, that are in effect from time to time.

This Code will be reviewed periodically by the Board of Directors of the Company and supplemented as required from time to time.

SPECIFICS OF CODE

I.

Compliance with Laws, Rules and Regulations

We have a responsibility to monitor all legal boundaries and to comply with all applicable laws and regulations in all of our activities worldwide.  Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is important for our reputation and continued success.  We must respect and obey the laws of the cities, provinces and countries in which we operate and must avoid even the appearance of impropriety.   Individuals who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

II.

Conflicts of Interest

A conflict of interest occurs when an individual’s private interest conflicts, or appears to conflict, in any way with the interests of the Company.  A conflict of interest could arise where:

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an individual’s personal interests conflict, or appear to conflict, in any way, with the interests of the Company;

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an individual takes action for his or her direct or indirect benefit or the direct or indirect benefit of a third party that is in conflict with the interests of the Company; or

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an individual, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors or, in the case of an employee or consultant, a member of senior management of the Company.  Where a conflict involves a Board member (i.e. where a Board member has an interest in a material contract or material transaction involving or potentially involving the Company), the Board member involved will be required to disclose his or her interest to the Board and refrain from voting at the Board meeting of the Company considering such contract or transaction, in accordance with applicable law.

It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interest should be reported immediately to a member of senior management who is independent of the potential conflict and who will assess the issue with, if necessary, the advice of legal counsel.  For unresolved potential conflicts involving any employee or consultant, or where a member of senior management or a board member is involved in a potential conflict, the issue should be referred to the Board of Directors (assisted by the Corporate Governance Committee and legal counsel as necessary).

III.

Corporate Opportunities

Directors, officers, consultants, and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises and are prohibited from taking, for themselves personally, opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain, except where the Board, after receiving the necessary information concerning such opportunity and receiving advice of legal counsel, has elected not to avail itself of the opportunity in compliance with applicable corporate law.  Any director interested in a corporate opportunity being considered by the Board shall refrain from voting at the Board meeting considering such opportunity.

If an employee or consultant has any doubt as to the whether any activity they are contemplating violates this requirement, they must refer the issue to a member of senior management who will assess the issue with, if necessary, the advice of legal counsel.

IV.

Confidentiality

Directors, officers, consultants, and employees of the Company must preserve and protect the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is expressly authorized or legally mandated.

The obligation to preserve confidential information continues even after you leave the Company.  The Company’s Disclosure Policy sets forth certain specific obligations in respect of confidentiality.

Confidential information includes all non-public information that may affect the market price of the Company's securities, be of use to competitors, or be harmful to the Company or its customers, if disclosed.  It also includes information that suppliers and customers have entrusted to us.

V.

Protection and Proper Use of Company Assets

We should all endeavour to protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company’s operations. Any suspected incidents of fraud or theft should be immediately reported to an individual’s supervisor or to a member of senior management for investigation.

Company assets, such as funds, products or computers, equipment and data may only be used for legitimate business purposes or other purposes approved by management.  Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors.  Examples of proprietary information are intellectual property, business and marketing plans, exploration results and employee information. The obligation to preserve proprietary information continues even after you leave the Company.

VI.

Insider Trading

Insider trading is unethical and illegal.  We are prohibited from trading in securities of any company while in possession of material non-public information regarding that company.  This includes the Company or any other company.  It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further.  The Company’s Disclosure Policy sets forth your obligations in respect of trading in the Company’s securities.

VII.

Fair Dealing

We should all endeavour to deal fairly with the Company’s customers, suppliers, competitors and the other employees of the Company.  No one at the Company should take unfair advantage of anyone through illegal conduct, concealment, manipulation, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII.

Compliance with Environmental Laws

The Company is sensitive to the environmental, health and safety consequences of its operations.  Accordingly, the Company’s policy is to comply with all applicable environmental laws and regulations within all jurisdictions in which it operates.  If any employee or consultant has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should immediately discuss the matter with his or her supervisor or with a member of the Company’s senior management.

IX.

Equal Opportunity

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment.

X.

Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices.  The Company is committed to keeping its workplaces free from hazards.  Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person.  In order to protect the safety of all employees, employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XI.

Financial and Business Disclosure and Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions and to meet our reporting obligations to our stakeholders.  This includes both the Company’s financial reporting and ongoing disclosure requirements under applicable securities and stock exchange requirements.  The Company’s accounting and other records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others.

Full, fair, accurate, timely and understandable disclosure in the reports and other documents that we file with, or submit to, securities regulators and stock exchanges and in our other public communications is critical for us to maintain our good reputation, to comply with our obligations under the securities laws and to meet the expectations of our shareholders and other members of the investment community.  In preparing such reports and documents and other public communications, the following guidelines should be adhered to:

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all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;

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all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

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all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;

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no accounting records should contain any false or intentionally misleading entries;

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no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

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all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

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no information should be concealed from the internal auditors or the independent auditors; and

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compliance with the Company’s system of internal controls is required.

If any employee, consultant, officer or director of the Company has concerns or complaints regarding accounting or auditing issues, he or she is encouraged to submit those concerns to a member of the Audit Committee.

Business records and communications often become public through legal or regulatory investigations or the media.  We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies.  This applies to communications of all kinds, including e-mail and informal notes or interoffice memos.

Violation of these policies may result in disciplinary actions up to and including discharge from the Company.

XII.

Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work.  Incidental and occasional personal use is permitted, but shall not interfere with an individual's employment duties.  You should not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, ethnic or racial slurs, or messages that could be viewed as harassment.

Your messages (including voice mail) and computer information are considered the property of the Company and you should not have any expectation of privacy.  Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes.  Use good judgement, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

Violation of these policies may result in disciplinary actions up to and including discharge from the Company.

XIII.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners.  These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services.  In some cultures they play an important role in business relationships.  However, a problem may arise when such courtesies compromise, or appear to compromise, our ability to make objective and fair business decisions.  The same rules apply to employees offering gifts and entertainment to our business associates.

Offering or receiving any gift, gratuity or entertainment that influences, or might be perceived to unfairly influence a business relationship, should be avoided.

The value of any gifts should be nominal, both with respect to frequency and amount.  Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate.  Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals.  If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, consult your supervisor or a member of senior management and ask yourself whether or not the gift or item is legal, business related, moderate and reasonable, whether or not public disclosures would embarrass the Company, and whether or not there is any pressure to reciprocate or grant special favours.

XIV.

Payments to Domestic and Foreign Officials

Employees and officers of the Company must comply with all applicable laws prohibiting improper payments to domestic and foreign officials, including the Corruption of Foreign Public Officials Act (Canada) (the “Act”).

The Act makes it illegal for any person, in order to obtain or retain an advantage in the course of business, directly or indirectly, to offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a public official.  Foreign public officials include persons holding a legislative, administrative or judicial position of a foreign state, persons who perform public duties or functions for a foreign state (such as persons employed by boards, commissions or government corporations), officials and agents of international organizations, foreign political parties and candidates for office.

Although “facilitated payments” or certain other transactions may be exempted or not illegal under applicable law, the Company’s policy is to avoid them.  If any board member, employee, consultant, or officer has any questions about the application of this policy to a particular situation, please report to the Chief Executive Officer, the Chief Financial Officer or such other senior officer as may be designated by the Company from time to time who, with the advice of counsel as necessary, will determine acceptability from both a legal and a corporate policy point of view, and any appropriate accounting treatment and disclosures which are applicable to the particular situation.

Violation of the Act is a criminal offence, subjecting the Company to substantial fines and penalties and any officer, director, consultant, or employee acting on behalf of the Company to imprisonment and fines.  Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

XV.

Reporting of any Illegal or Unethical behaviour

We have a strong commitment to conduct our business in a lawful and ethical manner.  Directors, officers, employees, and consultants, are encouraged to report violations of laws, rules, regulations or this Code to their supervisor or member of senior management.  We prohibit retaliatory action against anyone who, in good faith, reports a possible violation.  It is unacceptable to file a report knowing it to be false.

XVI.

Amendment, Modification and Waivers of the Code of Business Conduct and Ethics

The Code may be amended or modified by the Board of Directors and waivers may be granted by the Corporate Governance Committee or a vote of the independent directors of the Board, subject to disclosure and other provisions of applicable securities legislation and stock exchange requirements.

XVII.

Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter.  There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgement as to the appropriate course of action.  In those circumstances or if you have any questions concerning your obligations under this Code we encourage you to use your common sense, and to contact your supervisor or a member of senior management for guidance.  Senior management or directors are encouraged to consult with the Chief Executive Officer, the Corporate Secretary, or such other senior officer of the Company as may be designated by the Company from time to time.

If you fail to comply with this Code or applicable laws, rules or regulations you will be subject to disciplinary measures, up to and including discharge from the Company.  Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for you, your supervisors and/or the Company.

You are expected to report all violations of this Code promptly to your supervisor or to the Chief Executive Officer, Chief Financial Officer or such other senior officer of the Company who may be designated from time to time.  You may choose to remain anonymous in reporting any possible violation of this Code, and all reports will remain confidential.